Grandview Gold

June 18, 2007

[redacted]

Grandview Gold Inc.
330 Bay Street, Suite 820, Toronto, ON Canada M5H 2S8
P: 416-486-3444 TF: 800-736-9532 F: 416-486-9577

SENT VIA COURIER

EMCO Corporation SA
404-999 Canada Place, Suite 404
Vancouver B.C. V6C 3E2

Dear Sirs/Mesdames:

Re: Option agreement (the "Agreement") between EMCO Corporation SA ("EMCO") and Grandview Gold Inc. ("Grandview") Effective as of October 30, 2006

I am writing to confirm our discussion regarding the Agreement and the amendment to Section 4.02 thereof to change the date by which the expenditures set out therein must be incurred to "on or before August 31, 2008". I also confirm that Grandview has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to CDN$500,000.00 and to issue to EMCO 100,000 common shares in the capital of Grandview as consideration for your agreement to amend the Agreement accordingly. I also confirm that the issuance of the 100,000 common shares remains subject to receipt of required regulatory approvals, including that of the Toronto Stock Exchange, and agree that Grandview will undertake to secure such approvals as soon as is possible.

We would ask that you kindly execute this letter below as required as acknowledgement that EMCO agrees to amend Section 4.02 of the Agreement, as set out above, and in particular that the first sentence of that section read, "In order to exercise the option, Grandview acknowledges that it must incur Expenditures of not less than CDN$500,000.00 on or before on or before August 31, 2008" and that, other than any changes logically required to implement this amendment (including the amendment to s.8.01(b)(i)), all other provisions of the Agreement will remain unchanged and of full force and effect.

Should you have any questions please do not hesitate to contact me.

Yours truly,

Grandview Gold Inc.

per: Paul Sarjeant

cc: Wayne Egan (WeirFoulds LLP) (via regular mail)

Acknowledged agreed and accepted by **EMCO Corporation SA.**		
PER: *AUTHORIZED SIGNING OFFICER*		
FRANCISCO J CARRANO.		JUNE/22/2007
PRINT NAME	**SIGN NAME**	**DATE**